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                 August 22, 2022

       Charles Gillespie
       Chief Executive Officer
       Gambling.com Group Ltd
       c/o GDC America Inc.
       514 North Franklin St, Suite 201
       Tampa, FL 33602

                                                        Re: Gambling.com Group
Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed on August 15,
2022
                                                            File No. 333-266888

       Dear Mr. Gillespie :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services